September 29, 2009

Via EDGAR

John Hartz, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Tractor Supply Company Form 10-K for the Fiscal Year Ended December 27, 2008 Form 10-Q for the Quarterly Period Ended June 27, 2009 Definitive Proxy Statement Filed March 26, 2009 File No. 0-23314

Dear Mr. Hartz:

On behalf of Tractor Supply Company (the “Company” “us” or “we”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 15, 2009 (the “Comment Letter”), concerning the Company’s Form 10-K for the Fiscal Year Ended December 27, 2008, the Company’s Form 10-Q for the Quarterly Period Ended June 27, 2009 and the Company’s Definitive Proxy Statement Filed March 26, 2009.

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE:

Where a comment requests additional disclosures or other revisions to be made, we will include the revisions in future filings, including interim filings, if applicable. As appropriate below, we have provided proposed revised text in italics as it will appear in future filings.

John Hartz
Securities and Exchange Commission
September 29, 2009

Consolidated Statements of Income, page 35

2. We note your response to prior comment 5. Please also address what consideration you gave to SAB Topic 11:B in regard to your statements of income.

RESPONSE:

Pursuant to our response to the Staff’s previous letter, we have revised our footnote disclosures and we believe the notes to the financial statements and the disclosures contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations present clearly our accounting policies for, and the composition of, the costs we include in cost of sales, as well as our classification of depreciation. We believe that the components of cost of merchandise sold are clearly delineated providing an investor an informed understanding of “cost of merchandise sold” and our calculation of “gross margin.”

With respect to consideration of SAB Topic 11:B, after reviewing other retailers’ filings we noted that the inclusion of a gross margin line item is generally consistent throughout the retail industry. The gross margin line item provides the investor insight into the product costs of the Company which are comprised principally of variable costs. Depreciation and amortization is shown separately in the income statement and is clearly shown as a component of Operating Income. Additionally, significant other expenses, specifically selling, general and administrative expenses, are shown in conjunction with depreciation and amortization as part of Operating Income. We believe that our presentation, including the disclosure in the notes to the financial statements, does not put undue emphasis on “cash flow” as a reasonable investor would not misinterpret gross margin as an income measurement before depreciation and amortization.

We will, however, add to our Significant Accounting Policies a footnote for depreciation and amortization as follows:

Depreciation and Amortization
Depreciation includes expenses related to all retail, distribution center and corporate assets. Amortization includes expenses related to definite-lived intangible assets.

Notes to Consolidated Financial Statements

General

3. We note your response to prior comment 6. You exclude a portion of your distribution network costs from the determination of gross margin and instead include them in the selling, general and administrative expenses line item. Please disclose the amount of these costs included in the selling, general and administrative expenses line item for each period presented. Please show us in your supplemental response what the revisions will look like.

John Hartz
Securities and Exchange Commission
September 29, 2009

RESPONSE:

We will revise future disclosures based on the Staff’s comments above. We will enhance the Warehouse and Distribution Costs section of our Accounting Policies footnote to include the amount of our distribution network costs included in the selling, general and administrative expense line item for each period presented. Below is the proposed wording for the new section:

Warehousing and Distribution Costs

Costs incurred at our distribution centers for receiving, warehousing and preparing product for delivery are expensed as incurred and are included in selling, general and administrative expenses in the Consolidated Statements of Income. Distribution center costs for fiscal 2008, 2007 and 2006 were approximately $52.8 million, $49.9 million and $40.4 million, respectively.

Item 9A. Controls and Procedures, page 54

4. We note your response to prior comment 10. Rule 1-02(a)(4) of Regulation S-X defines a material weakness as a deficiency in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In our Release 33-8809, which is available at http://www.sec.gov/rules/final/2007/33-8809.pdf, the reference to interim financial statements in the definition of material weakness is further discussed. It states that while annual materiality considerations are appropriate when making judgments about the nature and extent of evaluation procedures, judgments about whether a control is adequately designed or operating effectively should consider the requirement to provide investors reliable annual and quarterly financial reports. If management’s annual evaluation identifies a deficiency that poses a reasonable possibility of a material misstatement in quarterly reports, management should disclose the deficiency to investors and not assess internal controls over financial reporting as effective. Given the material weakness in internal control with respect to your LIFO quarterly estimation process, we continue to have difficulty understanding how management was able to conclude that internal control over financial reporting was effective as of December 27, 2008 in accordance with Item 308(a)(3) of Regulation S-K. As this material weakness was not identified until January 16, 2009 as part of your December 27, 2008 year-end closing process, it is also not clear how you determined that this material weakness was remedied as of December 27, 2008 as your disclosures indicate. Please further advise. Please also address how you were able to conclude that your disclosures controls and procedures were effective as of December 27, 2008 in light of this material weakness.

RESPONSE:

We acknowledge and have given consideration to the Staff’s comments. We understand that the January 16, 2009 date referenced in Item 9A of the Company’s Form 10-K may be perceived as inconsistent with our assessment that internal control over financial reporting (“ICFR”) and disclosure controls and procedures were effective as of December 27, 2008. We have provided greater details regarding the identification and remediation below to provide the Staff the necessary details to better understand our conclusions. We believe that the additional data provided supports our conclusion that the material weakness related to the LIFO quarterly estimation process was identified and remedied in the fourth quarter, allowing us to conclude that the ICFR as well as disclosure controls and procedures were effective as of December 27, 2008.

John Hartz
Securities and Exchange Commission
September 29, 2009

We developed a new interim LIFO projection model at the beginning of fiscal 2008 in an effort to facilitate improved forecasting of both inventory mix and price inflation. The material weakness in the Company’s ICFR resulted principally from the Company’s review process not detecting an error in the inventory forecast model used in the first three fiscal quarters of fiscal 2008.

In conjunction with our October month-end close procedures, it became apparent, as the inflation effect became more pronounced, that there was a significant variance between the year-to-date cumulative indices and the projected indices used in the forecast model. As we approached year-end we expected there to be less variance between the year-to-date cumulative indices and the projected indices; this was not the case. Because we maintained confidence in the forecast model, we first focused our attention on the source data (for the year-to-date cumulative indices) and began a process to validate the integrity of that data, which included testing and regenerating system reports. In December when the validation of the source data was complete, the discrepancy between the year-to-date cumulative indices and the projected indices used in the forecast model still existed. After completing the thorough testing of the source data, our focus turned toward the accuracy of the forecast model, which was tested in detail. As a result of our detail testing review, on December 22, 2009 a formula error in the forecasting model was identified and corrected. Once the error in the model was corrected the variance between the year-to-date cumulative indices and the projected indices was substantially reduced, providing us with assurance that the source data and the projection model were reliable.

We immediately initiated an effort to validate our findings, quantify the error and reperform the previous three quarter’s interim calculation utilizing the corrected model. Over the course of the following two weeks management notified the audit committee of the error, while performing the steps to validate and quantify the effect of the error on the quarters. On January 16, 2009, management met with the audit committee of the Board of Directors, presented its assessment, and, with the concurrence of the audit committee, concluded that a restatement of the interim periods was necessary and that a material weakness in internal control existed relating to the first three quarters of fiscal 2008. Although the error was identified through management’s review process that began in October 2008, we referenced the January 16, 2009 date in our 10-K disclosure, after review with both our external auditors and outside legal counsel, as this was the date management presented its assessment to the audit committee and concluded that a restatement of the 2008 Forms 10-Q was required. It was not intended to represent the date on which the error was identified or the related material weakness was remedied.

When making our annual assessment of internal control over financial reporting we considered the following:

•	Management’s assessment of internal control is based on the entire system of internal control;

•	The definition of material weakness takes into consideration whether there is a reasonable possibility that a material misstatement will not be prevented or detected on a timely basis;

John Hartz
Securities and Exchange Commission
September 29, 2009

•
The definition of material weakness takes into consideration both annual and interim financial statements, and whether a material weakness in internal control in an interim period that was identified and corrected during the fiscal year would preclude management from assessing ICFR as effective as of the fiscal year end.

We specifically considered Release No. 33-8238, which addresses the “entire system of internal control”, and Release No. 33-8809, which addresses the definition of material weakness. After consideration of the these two releases, we concluded that (1) there was not a reasonable possibility that a material misstatement of our annual or interim financial statements would not be prevented or detected timely when considering our entire system of control, as remedied and in place as of December 27, 2008, and (2) the material weakness in internal control that existed at the end of the first three quarters of fiscal 2008, which was identified through the controls in place at the end of the fiscal year, would not preclude management from concluding that internal control over financial reporting was effective as of the end of the fiscal year.

We believe that all of the controls of financial reporting that we used in preparing our annual financial statements functioned as designed and that our internal controls over financial reporting did detect an error in previously-issued interim financial statements. We disclosed that our stand-alone interim controls were ineffective during fiscal 2008 and we disclosed the changes we made to these interim controls in Section 9A of our 2008 Form 10-K. Notwithstanding the material weakness in the interim controls that existed at the prior quarter-end balance sheet dates, we concluded that since certain other internal controls detected and corrected the error prior to December 27, 2008 and since these procedures were part of the expanded internal controls over financial reporting that are executed annually during the year-end financial statement preparation process, no material weakness existed at December 27, 2008 in our overall system of internal controls over financial reporting.

In response to the request to explain how we were able to conclude that our disclosure controls and procedures were effective as of December 27, 2008, we considered the SEC’s Final Rule on Management Reporting on Internal Control and the facts described above surrounding the material weakness. The SEC’s Final Rule [SEC Release No. 33-8238] states “Exchange Act Rule 13a-15(d) defines disclosure controls and procedures to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In particular, disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. However, in designing their disclosure controls and procedures, companies can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements.”

John Hartz
Securities and Exchange Commission
September 29, 2009

We have designed our disclosure controls and procedures to include the elements of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Aside from those elements, our disclosure controls and procedures include the processes and controls on which management relies to meet applicable Exchange Act disclosure requirements. As indicated above, we concluded that our internal control over financial reporting was effective as of December 27, 2008. Additionally, we believe that our disclosures in our amended 10-Q filings for the first three quarters of 2008, our 8-K filing on January 20, 2009 and our disclosures in our 10-K filed on February 25, 2009 demonstrate the effectiveness of our disclosure controls and procedures.

After careful consideration of the Staff’s comments, we continue to believe that our management report on internal control is appropriate. In addition, we would respectfully suggest that the Staff consider the comprehensiveness of the disclosures already made to investors regarding the material weakness in the various filings. We believe that any further disclosure of the matter would not provide any substantive, incremental value to the investing community. If the Staff has any further questions on this matter, we request the opportunity to discuss our response to this comment directly with the Staff.

FORM 10-Q FOR THE PERIOD ENDED JUNE 27, 2009

General

5. Please address the above comment in your interim filings as well.

RESPONSE:

In our next Form 10-Q for the quarter ending September 26, 2009, we will reflect all relevant changes discussed herein.

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Hartz
Securities and Exchange Commission
September 29, 2009

Please do not hesitate to contact me at (615) 440-4678 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Anthony F. Crudele
Anthony F. Crudele
Executive Vice President –
Chief Financial Officer and Treasurer